VIA EDGAR and FACSIMILE
March 23, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jennifer Gowetski, Senior Counsel Kevin Woody, Accounting Branch Chief Erin Martin, Attorney-Advisor Howard Efron, Staff Accountant

Re:	China Lodging Group, Limited Registration Statement on Form F-1 (File No. 333-165247)
Ladies and Gentlemen,
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), China Lodging Group, Limited (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, prior to its effectiveness (the “Registration Statement”), so that it will become effective at 12:00 pm New York City Time on March 25, 2010, or as soon thereafter as practicable.
     By this request, the Company confirms that it is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the securities specified in the Registration Statement, and acknowledges the following:
(i)	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

CHINA LODGING GROUP, LIMITED
By:	/s/ Min (Jenny) Zhang
Name:	Min (Jenny) Zhang
Title:	Chief Financial Officer